SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TRANS ENERGY, INC.

(Name of Subject Company)

TRANS ENERGY, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

89323B 30 6

(CUSIP Number of Class of Securities)

John G. Corp

President

Trans Energy, Inc.

210 Second Street

St. Marys, West Virginia 26170

(304) 684-7053

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Bill Nelson, Esq.

Haynes and Boone, LLP

1221 McKinney Street

Suite 2100

Houston, Texas 77010

Ph: (713) 547-2084

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 2, 2016 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Trans Energy, Inc., a Nevada corporation (the “Company”).

All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following additional disclosure to the end of such Item:

“Final Results of the Offer and Completion of Merger.

The Offer expired as scheduled at 12:00 midnight, New York City time, at the end of November 28, 2016, Computershare Trust Company, N.A., the depositary for the Offer, has advised Parent that, as of that time, approximately 15,422,809 shares of Company

Common Stock had been validly tendered and not withdrawn in the Offer. Such tendered shares of Company Common Stock represent approximately 95.5% of the outstanding shares of Company Common Stock. In addition, 10,000 shares of Company Common Stock were tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee, representing approximately .06% of the outstanding shares of Company Common Stock. Purchaser has accepted for payment all shares of Company Common Stock validly tendered and not withdrawn (other than shares of Company Common Stock tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee prior to such acceptance) and will promptly pay for such shares of Company Common Stock.

Purchaser will acquire all of the remaining outstanding shares of Company Common Stock by means of a “short form” merger under Nevada law promptly following the purchase of shares of Company Common Stock in the Offer. In order to accomplish the Merger as a “short form” merger, Purchaser currently intends to exercise its “Top-Up” option pursuant to the Merger Agreement, which permits Purchaser to purchase additional shares of Company Common Stock directly from the Company for $3.58 per Share (the same purchase price paid in the Offer). Based on the number of shares of Company Common Stock validly tendered (excluding shares of Company Common Stock tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee prior to acceptance of shares of Company Common Stock in the Offer), Purchaser expects to exercise the Top-Up Option for approximately 15,675,000 shares of Company Common Stock to enable it to accomplish the short-form merger. Following the Merger, the Company will become a wholly owned subsidiary of Parent, and each share of Company Common Stock (including shares of Company Common Stock tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee prior to acceptance of shares of Company Common Stock in the Offer) will be cancelled and converted into the right to receive the same $3.58 per share consideration, without interest, received by stockholders who validly tendered their shares of Company Common Stock in the Offer prior to the Expiration Date (subject to exercise of appraisal rights).

Parent intends to cause all shares of Company Common Stock to be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANS ENERGY, INC.

By:	/s/ John G. Corp
John G. Corp President

Dated: November 29, 2016